[Cousins Properties Letterhead]

July 22, 2016

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tom Kluck

Re:	Cousins Properties Incorporated
Registration Statement on Form S-4
File No. 333-211849

Dear Mr. Kluck:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Cousins Properties Incorporated (“Cousins”) hereby respectfully requests acceleration of effectiveness of the above-referenced registration statement so that it may become effective at 5:15 p.m., Eastern time, on July 22, 2016, or as soon as possible thereafter.

In connection with this request, Cousins acknowledges the following:

•	Should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the registration statement effective, it does not foreclose the Commission from taking any action with respect to the registration statement;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the registration statement effective, does not relieve Cousins from its full responsibility for the adequacy and accuracy of the disclosure in the registration statement; and

•	Cousins may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions regarding this request to David E. Shapiro ((212) 403-1314; DEShapiro@wlrk.com) or Marshall P. Shaffer ((212) 403-1368; MPShaffer@wlrk.com) of Wachtell, Lipton, Rosen & Katz. In addition, please notify Mr. Shapiro or Mr. Shaffer when this request for acceleration has been granted.

Sincerely,

Cousins Properties Incorporated

By:	/s/ Pamela F. Roper
Pamela F. Roper
Senior Vice President, General Counsel and Secretary

cc:

Parkway Properties, Inc.
390 North Orange Avenue, Suite 2400
Orlando, Florida 32801
Attention:	General Counsel
Facsimile:	(407) 209-0061
Email:	jdorsett@pky.com

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Attention:	Edward D. Herlihy
David E. Shapiro
Marshall P. Shaffer
Facsimile:	(212) 403-2000
Email:	edherlihy@wlrk.com
deshapiro@wlrk.com
mpshaffer@wlrk.com

Hogan Lovells US LLP
555 Thirteenth Street, NW
Washington, D.C. 20004
Attention:	David Bonser
Bruce Gilchrist
Facsimile:	(202) 637-5910
Email:	David.Bonser@hoganlovells.com
Bruce.Gilchrist@hoganlovells.com